Tamarack Aerospace Group, Inc.

TAMARACK

ANNUAL REPORT

2021 Industrial Drive

Sandpoint , ID 83864

(208) 255-4400

www.tamarackaero.com

This Annual Report is dated April 26, 2022.

BUSINESS

Tamarack Aerospace Group, Inc. (the "Company" or "Tamarack") was founded with one mission in mind: to provide real-world step change advancement in aerospace efficiency technology.

Our patented SMARTWING™ technology has already transformed the efficiency of over 150 light jets, and now, we are working to bring this fuel-saving technology into the regional, commercial, and military aviation sectors.

After extensive research and development, securing patent protection, and obtaining certification from the European Aviation Safety Association (EASA), the Federal Aviation Administration (FAA), and other certifying authorities around the world, Tamarack began selling and installing its SMARTWING™ active winglet products in 2013.

Tamarack has established a global fleet of aircraft as well as an installation and service network. Tamarack Transformation Centers offer installations in under 10 days in three global locations. The Tamarack Authorized Service Center Network offers 24/7, global fleet support for maintenance.

Corporate History

The Company was initially organized as a Washington corporation named "The Winglet Group,

Inc." on June 7, 2010 but changed its name to Tamarack Aerospace Group, Inc. shortly after, on July 21, 2010.

Intellectual Property

Tamarack owns a significant amount of Intellectual Property (IP). Tamarack has been granted fourteen (14) patents in the United States and twenty (20) patents in various international jurisdictions and has twelve (12) pending patent applications in the US and abroad. In addition, Tamarack holds three (3) US trademark registrations, three (3) European trademark registrations, three (3) Australian trademark registrations, and two (2) Japanese trademark registrations. In addition to its patents and trademarks, Tamarack has numerous trade secrets relating to its aircraft load alleviation design and implementation. Finally, Tamarack has various governmental certifications, including seven (7) Supplemental Type Certificates, Production Manufacturing Authorization (PMA) from the FAA, and FAA Repair Station Authorization, and a developed a host of trade secrets related to aircraft load alleviation design and implementation.

Bankruptcy Proceeding

On June 1, 2019, Tamarack filed a voluntary Chapter 11 reorganization bankruptcy proceeding (Case No. 19-01492) in the midst of a temporary grounding of the Tamarack Active Winglet fleet (91 aircraft) following an in-flight incident in the UK (which resulted in no injuries and no damage). The grounding was lifted by the FAA in July 2019, calling for the implementation of previous Service Bulletins for the entire fleet, and in September 2019, Tamarack filed its Plan of Reorganization, which was confirmed by the Court in March 2020. The confirmed Plan of Reorganization provided for payment of 100% of all allowed claims, and the Plan was substantially consummated. In August 2021, the Chapter 11 case was closed. The outcome of the Chapter 11 proceeding was a complete success, providing temporary protection for Tamarack and Tamarack customers during a regulatory action outside of Tamarack's control.

Litigation

Three complaints have been filed against Tamarack for wrongful death related to a 2018 aircraft accident, and these are pending before the United States District Court for the Eastern District of Washington. As identified in the Plan of Reorganization, those claims are limited to the extent of insurance coverage available under Tamarack's insurance policies pursuant to Court order. As such, there should be no financial exposure to Tamarack in the way of ongoing legal fees, costs, or in the event of adverse judgement. An additional subrogation claim is outstanding related to the same 2018 accident that was not adjudicated in the above approved reorganization plan that is related to the 2020 wrongful death case. This subrogation claim has been consolidated with the three wrongful death cases. (Case numbers 2:20-cv-00060-RMP, 2:20-cv-00061-RMP, 2:20-cv-00062-RMP, and 2:20-cv-00421-RMP)

In 2021, Tamarack brought a breach of contract action against Meta Special Aerospace LLC relating to a long-term engineering contract. This case was settled in March 2022 and was dismissed. The defendant has agreed to pay $1,040,000 to Tamarack in three installments over six months. (Case number 2:21-cv-00126)

In early 2021, Tamarack was named in a third-party complaint calling for indemnification of

Textron Aviation in a breach of warranty suit filed by a mutual customer. This case was settled in June 2021. (Case number 20-cv-002271-AJB(MSB)

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $2,800,000.00

Use of proceeds: The money from this offering was used for R&D and marketing efforts relating to the Company's King Air project.

Date: August 04, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Common Stock

Amount sold: Board has authorized an offering of up to $15,000,000. 125,000 shares have been sold, yielding proceeds of $500,000, as of the date of this report.

Use of proceeds: The money from this offering will be used for general operating capital.

Date: April 2022

Offering exemption relied upon: Rule 506 (c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to the year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 and 2020 was $7,513,845 and $4,049,299 respectively. The 86%

increase in revenues is attributed to a few factors. The main factor being that our significant investments in our marketing and selling activities continue to increase sales, and increased engineering services contracts. Increased customer awareness that our exclusive SMARTWING™ technology adds value to their aircraft, saves time, fuel and money, adds safety, and is a leader in sustainability. The Aiken, SC site was also up and running and it brought in 20% of the sales. In 2021, the Company attended multiple trade shows which had a positive impact resulting in additional sales. In addition to the increase in revenues from added marketing and sales efforts, the Aiken, SC site and physical presence in the market, the company had a successful exit from Chapter 11 bankruptcy, and announced pursuit of additional product lines, which were signals that the Company is strong.

Cost of Sales

Cost of sales in 2021 was $3,310,555, an increase of approximately $1,335,597 from costs of $1,974,958 in fiscal year 2020. While the increase is mostly attributable to the increase in sales from SMARTWING winglet sales, but also due to the additional subcontractor install fees for the Aiken, SC site.

Gross Margins

2021 gross profit increased by $2,128,949 over 2020 gross profit and gross margins as a percentage of revenues increased from 51% in 2020 to 56% in 2021. The gross margin on SMARTWING™ winglet sales alone went from 43% in 2020 to 53% in 2021. The overall increase in gross margin on SMARTWING winglet sales was mostly the result of an increase in the sales price and less discounts on average number of kits sold.

Expenses

The Company's operating expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, insurance, and research and development expenses. Expenses in 2021 increased by $1,639,602 from 2020. Approximately $881,381of this increase was attributable to research and development and $438,582 of this amount was increased marketing and selling expenses that includes increased sales commission, wages for those hired mid-year in 2020 and travel and trade show expenses.

Historical results and cash flows:

The Company is in the production and revenue-generating stage of its SMARTWING active winglet technology on the family of Citation Jets but is in the research and development stage to expand and enter different markets. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company did have a better performance in 2021 as compared to 2020 and will continue on this path due to its successfully restructuring and emergence from Chapter 11 bankruptcy in the August of 2021, continued efforts of its management team, and strategic planning on how best to take advantage of the company's significant proprietary technologies and assets. The Company had previously focused on just business jets, but the new management team has developed a strategic plan that expands into the commercial and defense markets. Past cash was primarily generated through equity investments as the Company brought its first product through the research and development life cycle to a certified sellable product, then from sales and additionally from alternative services such as outsourcing our engineering staff when not being utilized for internal research and development activities. Our goal is to have future positive cash flows from expanding our proprietary technology into other markets such as military and defense that can benefit from the fuel savings that our technology has to offer.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $1,025,114.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: DH Aeronautics, LLC

Amount Owed: $5,739,611.63

Interest Rate: 5.25%

Maturity Date: March 15, 2028

The listed amount is the principal amount owed. This note pays interest only for its first 2 years ending on 3/15/2022. The interest rate will increase to 7% on 3/15/2022 and then principal and accrued interest will be paid per annum for the 6 remaining years. This note is secured by certain intellectual property.

Creditor: Nicholas R. Guida

Amount Owed: $21,532.35

Interest Rate: 5.25%

The listed amount is the principal amount owed. This note and the maturity dates is 30 days after the note to DH Aeronautics, LLC is repaid.

Creditor: TAGJET, LLC

Amount Owed: $1,300,000.00

Interest Rate: 5.25%

Maturity Date: August 02, 2023

1/3 principal and accrued interest is due annually by the anniversary date.

Creditor: Robert Knollenberg Convertible Note 1

Amount Owed: $1,000,000.00

Interest Rate: 5.0%

Maturity Date: March 17, 2026

The listed amount is the principal amount owed. Interest accrues annually on the outstanding principal balance. All unpaid interest and principal under this promissory note (the "Note") shall be due and payable upon the earlier of (i) five (5) years after the date of this Note (the "Maturity Date"); (ii) a Qualified Financing (as defined below); (iii) a Sale of the Company (as defined below); or (iv) an Event of Default (as defined below). Conversion details: The entire principal amount and accrued interest on the Notes shall be converted into shares of the Company's equity securities (the "Equity Securities") upon: (i) the closing of an initial public offering of the Company's Common Stock pursuant to a Registration Statement under the Securities Act of 1933, as amended (an "IPO"); (ii) the closing of the Company's next qualified equity financing (a "Qualified Financing") yielding gross proceeds to the Company of at least $10,000,000 in the aggregate in a single transaction or a series of related transactions; or (iii) the Maturity Date. Immediately prior to the closing of a Sale of the Company, the Holder may elect, in its sole discretion, to convert the outstanding principal and accrued but unpaid interest on this Note into fully paid and nonassessable Common Stock of the Company.

Creditor: Robert Knollenberg Convertible Note 2

Amount Owed: $1,000,000.00

Interest Rate: 5.0%

Maturity Date: July 06, 2026

The listed amount is the principal amount owed. Interest accrues annually on the outstanding principal balance. All unpaid interest and principal under this promissory note (the "Note") shall be due and payable upon the earlier of (i) five (5) years after the date of this Note (the "Maturity Date"); (ii) a Qualified Financing (as defined below); (iii) a Sale of the Company (as defined below); or (iv) an Event of Default (as defined below). Conversion details: The entire principal amount and accrued interest on the Notes shall be converted into shares of the Company's equity securities (the "Equity Securities") upon: (i) the closing of an initial public offering of the Company's Common Stock pursuant to a Registration Statement under the Securities Act of 1933, as amended (an "IPO"); (ii) the closing of the Company's next qualified equity financing (a "Qualified Financing") yielding gross proceeds to the Company of at least $10,000,000 in the aggregate in a single transaction or a series of related transactions; or (iii) the Maturity Date. Immediately prior to the closing of a Sale of the Company, the Holder may elect, in its sole discretion, to convert the outstanding principal and accrued but unpaid interest on this Note into fully paid and nonassessable Common Stock of the Company.

Creditor: TAGJET, LLC Convertible Note

Amount Owed: $800,000.00

Interest Rate: 5.0%

Maturity Date: August 04, 2026

The listed amount is the principal amount owed. Interest accrues annually on the outstanding principal balance. All unpaid interest and principal under this promissory note (the "Note") shall be due and payable upon the earlier of (i) five (5) years after the date of this Note (the "Maturity Date"); (ii) a Qualified Financing (as defined below); (iii) a Sale of the Company (as defined below); or (iv) an Event of Default (as defined below). Conversion details: The entire principal amount and accrued interest on the Notes shall be converted into shares of the Company's equity securities (the "Equity Securities") upon: (i) the closing of an initial public offering of the Company's Common Stock pursuant to a Registration Statement under the Securities Act of 1933, as amended (an "IPO"); (ii) the closing of the Company's next qualified equity financing (a "Qualified Financing") yielding gross proceeds to the Company of at least $10,000,000 in the aggregate in a single transaction or a series of related transactions; or (iii) the Maturity Date. Immediately prior to the closing of a Sale of the Company, the Holder may elect, in its sole discretion, to convert the outstanding principal and accrued but unpaid interest on this Note into fully paid and nonassessable Common Stock of the Company.

Creditor: Richard Helms

Amount Owed: $520,000.00

Interest Rate: 12.0%

Maturity Date: October 01, 2022

$1,000,000 original principal

Creditor: Raymond Bailey

Amount Owed: $500,000.00

Interest Rate: 0.0%

Maturity Date: June 09, 2022

Interest Rate: $333.33 per day

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jacob Scott Klinginsmith

Jacob Scott Klinginsmith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: June 06, 2019 - Present

Responsibilities: The President is an executive officer of the Company and subject to the direction and control of the Board of Directors and the Chief Executive Officer. The President is responsible for general supervision of the business of the Company and shall perform such other duties as the Board of Directors or Chief Executive Officer designates. The President will preside at meetings of the Board of Directors when the Chief Executive Officer is unavailable unless a Chairman of the Board of Directors is elected and present.

Position: Director

Dates of Service: June 03, 2019 - Present

Responsibilities: With the other members of the Board of Directors, this position includes all corporate powers to exercise, direct, and manage the business and affairs of the Corporation.

Other business experience in the past three years:

Employer: Tamarack Aerospace Group, Inc

Title: Chief Engineer

Dates of Service: June 04, 2013 - June 03, 2019

Responsibilities: Oversight of all engineering activities & primary focal with engineering contacts outside the company such as clients and regulators.

Name: Nicholas Robert Guida

Nicholas Robert Guida's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: June 06, 2019 - Present

Responsibilities: The Chief Executive Officer (CEO) is an executive officer of the Company and subject to the direction and control of the Board of Directors. The CEO is responsible for the general supervision of the business of the Company in conjunction with the President of the Company and shall perform such other duties as the Board of Directors designates. Additionally, the CEO will preside at meetings of the Board of Directors unless a Chairman of the Board of Directors is elected and present. Mr. Guida previously served as CEO in the early years of the company and later resumed the CEO role in 2019.

Position: Chairman of the Board

Dates of Service: June 21, 2010 - Present

Responsibilities: Elected by the shareholders, the Chairman is expected to manage the business affairs and property of the company.

Position: Founder

Dates of Service: June 07, 2010 - Present

Responsibilities: Started the company with patented technology. He has served as chief engineer, test pilot, DER, business development, and sales and marketing director.

Position: Chief Technical Officer

Dates of Service: June 07, 2010 - Present

Responsibilities: The CTO is responsible for the company's technical vision, and how it will meet customers' needs. A keystone of this role is innovation paired with thought leadership and responsible for the technical direction of the product and development.

Name: Jere Lee Kovach

Jere Lee Kovach's current primary role is with Bank of Star Valley. Jere Lee Kovach currently services 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: June 06, 2019 - Present

Responsibilities: The Secretary is responsible for preparing the minutes of the directors' and shareholders' meeting and keep them in one or more books provided for that purpose; authenticate records of the corporation; see that all notices are duly given in accordance with the provisions of the Bylaws or as required by law; be custodian of the corporate records; keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; sign with the President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; have general charge of the stock transfer books of the corporation and in general, perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Position: Director

Dates of Service: June 03, 2019 - Present

Responsibilities: Elected by the shareholders is expected to manage the business affairs and property of the company.

Other business experience in the past three years:

Employer: Bank of Star Valley

Title: Chairman of the Board of Directors

Dates of Service: September 22, 2003 - Present

Responsibilities: Oversight & leadership of the Board of Directors including Chair of the Loan Committee and Chair of the Investment Committee.

Name: Lisa Viula Kassa

Lisa Viula Kassa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Treasurer

Dates of Service: February 20, 2013 - Present

Responsibilities: The treasurer is responsible for the care and custody of the money, funds, and securities of the corporation, share account for the same, and shall have and exercise, under supervision of the Board of Directors, all the powers and duties commonly incident to this office.

Position: Controller

Dates of Service: January 10, 2013 - Present

Responsibilities: The Controller of the company is responsible the activities the day to day accounting activities, for timely reporting of the monthly financial statements and timely filing with government filings, working with financial auditors and maintaining and corporate governance reporting that is normal to this position.

Name: Justin Mark Ryan, Jr.

Justin Mark Ryan, Jr.'s current primary role is with Streamline Avionics, Inc.. Justin Mark Ryan, Jr. currently services 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June 03, 2019 - Present

Responsibilities: Elected by the shareholders, a Director is expected to manage the business affairs and property of the company.

Other business experience in the past three years:

Employer: Streamline Avionics, Inc.

Title: CEO, Owner

Dates of Service: February 01, 2019 - Present

Responsibilities: CEO, Owner, Director

Other business experience in the past three years:

Employer: Speaker Power

Title: Owner, CEO

Dates of Service: September 01, 2018 - Present

Responsibilities: Owner & CEO

Name: David Davies Cox

David Davies Cox's current primary role is with Sound Health Chiropractic. David Davies Cox currently services 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June 03, 2019 - Present

Responsibilities: Elected by the shareholders is expected to manage the business affairs and property of the company.

Other business experience in the past three years:

Employer: Sound Health Chiropractic

Title: Chiropractic Provider

Dates of Service: June 01, 2009 - Present

Responsibilities: Chiropractor

Name: David Hall McClenahan

David Hall McClenahan's current primary role is with McClenahan Engineering, Inc.. David Hall McClenahan currently services 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June 21, 2010 - Present

Responsibilities: Elected by the shareholders is expected to manage the business affairs and property of the company.

Other business experience in the past three years:

Employer: McClenahan Engineering, Inc.

Title: President

Dates of Service: June 01, 2003 - Present

Responsibilities: Engineer

Name: John Snedden

John Snedden's current primary role is with Retired. John Snedden currently services 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June 03, 2019 - Present

Responsibilities: Elected by the shareholders is expected to manage the business affairs and property of the company.

Name: John William McCann

John William McCann's current primary role is with Southern Aerospace Engineering, LLC. John William McCann currently services 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June 03, 2019 - Present

Responsibilities: Elected by the shareholder is expected to manage the business affairs and property of the company.

Other business experience in the past three years:

Employer: Southern Aerospace Engineering, LLC

Title: Managing Partner

Dates of Service: November 01, 2017 - Present

Responsibilities: Sales, marketing, and management

Other business experience in the past three years:

Employer: Southern Aerospace Metals, LLC

Title: Principal

Dates of Service: November 01, 2014 - Present

Responsibilities: Responsibilities related to being a principal.

Name: Robert George Knollenberg

Robert George Knollenberg's current primary role is with Retired. Robert George Knollenberg currently services 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June 30, 2021 - Present

Responsibilities: Elected by the shareholders is expected to manage the business affairs and property of the company.

Name: Danny Hiner

Danny Hiner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: June 03, 2019 - Present

Responsibilities: Oversight of the operational elements of the business, including production and manufacturing, etc.

Other business experience in the past three years:

Employer: Tamarack Aerospace Group, Inc.

Title: Production Manager

Dates of Service: March 01, 2012 - June 03, 2019

Responsibilities: Oversight of the Production and Quality activities.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: DH Aeronautics, LLC (100% owned by Howard Gary Heavin)

Amount and nature of Beneficial ownership: 6,225,045

Percent of class: 20.06%

Title of class: Common Stock

Stockholder Name: Nicholas R. Guida and Tammy Guida

Amount and nature of Beneficial ownership: 9,507,525

Percent of class: 30.63%

RELATED PARTY TRANSACTIONS

Name of Entity: Robert Knollenberg

Relationship to Company: Director

Nature / amount of interest in the transaction: The Company has entered into two convertible notes with Mr. Knollenberg, both in the amount of $1,000,000 for a total of $2,000,000.

Material Terms: Both notes earn interest per annum at a rate of 5% on the outstanding principal. The maturity dates are 3/17/2026 and 7/6/2026. Principal and accrued interest are not due until maturity and these notes have the option to convert to common stock.

Name of Entity: TAGJET, LLC

Names of 20% owners: Robert Knollenberg and Richard Hollis Helms Revocable Trust

Relationship to Company: Nicholas Guida is a member of TAGJET, LLC and is a 20% shareholder, Director and officer of Tamarack Aerospace Group, Inc. The following board members are also members of TAGJET, LLC: Jere Kovach, Robert Knollenberg, John McCann, and John Snedden

Nature / amount of interest in the transaction: One promissory note in the amount of $1,300,000 and one convertible note in the amount of $800,000.

Material Terms: TAGJET is the holder of an outstanding promissory note with an outstanding principal amount of $1,300,000. It accrues interest annually at 5.25%. Interest and 1/3rd principal is due on the anniversary date of 8/2/XXXX until it matures on 8/2/2023. This note is secured by certain intellectual property. TAGJET, LLC also has a convertible note with a principal amount of $800,000 and 5% interest. The maturity dates is 8/4/2026. Principal and accrued interest are not due until maturity and this notes has the option to convert to common stock.

Name of Entity: DH Aeronautics, LLC

Names of 20% owners: Gary Heavin

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: DH Aeronautics, LLC is the holder of a promissory note with an outstanding principal amount of $5,739, 612.

Material Terms: The interest rate for this promissory note is 5.25% through March 15, 2022, and then increases to 7% for the next 6 years. Interest only is due on the first two annual anniversaries, with annual payments of principal and interest is due thereafter until it matures in March 15, 2028. This note is secured by certain Company intellectual property.

Name of Entity: Richard Hollis Helms

Relationship to Company: 20% owner of TAGJET, LLC

Nature / amount of interest in the transaction: Unsecured promissory note for $1,000,000

Material Terms: Interest accruing at 12% per annum. Periodic payments as follows:
$520,000 on April 1, 2022; which has been received by the Company
$260,000 on July 1, 2022
$260,000 on October 1, 2022

Name of Entity: Richard Hollis Helms

Relationship to Company: 20% owner of TAGJET, LLC

Nature / amount of interest in the transaction: Exercise of NSO Stock Options

Material Terms: $.068 per share

Name of Entity: Robert Knollenberg

Relationship to Company: Director

Nature / amount of interest in the transaction: The Company has sold 125,000 shares of common stock for proceeds of $500,000 in connection with the ongoing Regulation D capital raise.
Material Terms: $4.43 per share plus 12,134 bonus shares

OUR SECURITIES

Our Company Securities

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

The company has authorized Common Stock, Preferred Stock, 2021 Convertible Notes, and Series A Convertible Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,128,668 of Common Stock and has sold 23,483 shares as of the date of this report.

Common Stock

The amount of security authorized is 50,000,000 with a total of 30,829,428

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The amount outstanding includes 2,495,840 shares to be issued pursuant to stock options issued, and 1,409,740 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

The voting rights of Preferred Stock shall be determined by the Board.

Material Rights

There are no material rights associated with Preferred Stock.

2021 Convertible Notes

The security will convert into Common stock (in the event of an ipo or at maturity date) or common or preferred stock (in the event of a qualified financing). and the terms of the 2021 Convertible Notes are outlined below:

Amount outstanding: $2,800,000.00

Maturity Date: March 17, 2026

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: Company IPO, Maturity Date, or closing of an equity financing with gross proceeds of at least $10,000,000.00 in the aggregate.

Material Rights

In the event of an IPO or Qualified Financing, the Convertible Notes may be converted to the security being sold in such IPO or Qualified Financing at a 20% discount. In the event the Notes have not converted to equity securities of the Company prior to the Maturity Date or a sale of the Company, the Note will convert to common stock of the Company as of the Maturity Date or immediately prior to such sale at a price per share that is equal to the lower of (i) $1.00 per share or (ii) the Company's most recent 409A valuation of its Common Stock prior to the Maturity Date or sale date.

In the event of an equity financing that does not consitute a Qualified Financing (i.e. a financing that generates less than $10,000,000 in aggregate gross proceeds) prior to the Maturity Date, the Holder of each Convertible Note may elect to convert to the stock issued in such Other Financing at a price equal to the lesser of 80% of the per-share price for the Other Financing or $1.00 per share (taking into account the Company's recent stock split). However, the Holders of the outstanding Convertible Notes have agreed not to convert at $1.00 in connection with this Regulation Crowdfunding offering of the Company.

There were a total of three convertible notes sold in this 2021 Convertible Note Offering: one $1,000,000 note on 3/17/2021; one $1,000,000 note on 7/6/2021; and one $800,000 note on 8/4/2021. Each of the notes has its own maturity date that is five years from the date of the respective note.

Series A Convertible Preferred Stock

The amount of security authorized is 750,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series A Convertible Preferred Stock.

Material Rights

Refer to the Amended & Restated Articles of Incorporation, attached as Exhibit F, for a description of dividend rights, liquidation preference, and conversion.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2022.

Tamarack Aerospace Group, Inc.

By /s/ *Nicholas Guida*

    Name: <u>Nicholas Guida</u>

Title: Chairman

Exhibit A

FINANCIAL STATEMENTS

TAMARACK AEROSPACE GROUP, INC.
A Washington Corporation

Financial Statements

December 31, 2021 and 2020

TAMARACK AEROSPACE GROUP, INC.

Years Ended December 31, 2021 and 2020

Table of Contents



INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Board of Directors and Management of
Tamarack Aerospace Group, Inc.
Sandpoint, Idaho

Opinion

We have audited the accompanying consolidated financial statements of Tamarack Aerospace Group, Inc. (a Washington corporation), which comprise the consolidated balance sheets as of December 31, 2021 and 2020 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tamarack Aerospace Group, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Tamarack Aerospace Group, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of a Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming Tamarack Aerospace Group, Inc. will continue as a going concern. As discussed in Note 5 to the financial statements, Tamarack Aerospace Group, Inc. has a history of net losses and negative cash flows from operations and has stated that substantial doubt exists about Tamarack Aerospace Group, Inc.'s ability to continue as a going concern. Management's evaluation of the events and conditions and managements plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Tamarack Aerospace Group, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Tamarack Aerospace Group, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
April 22, 2022

TAMARACK AEROSPACE GROUP, INC.
CONSOLIDATED BALANCE SHEETS

December 31, 2021 and 2020


Assets


	2021	2020
Current assets		
Cash and cash equivalents	$ 1,025,114	$ 385,368
Accounts receivable, net	814,751	203,019
Inventory	1,142,553	1,373,674
Prepaid expenses and other current assets	306,398	365,933
Total current assets	3,288,816	2,327,994
Property and equipment, net	114,149	68,981
Intangible assets, net	818,992	915,340
Total assets	$ 4,221,957	$ 3,312,315


Liabilities and Stockholders' Equity (Deficit)


	2021	2020
Current liabilities		
Accounts payable	$ 440,964	$ 278,266
Accrued expenses	460,365	317,061
Warranty liability	78,000	187,660
Accrued interest	350,313	281,309
Deferred revenue and customer deposits	608,100	787,170
Current portion of line of credit	650,000	0
Current portion of notes payable	1,003,849	362,800
Total current liabilities	3,591,591	2,214,266
Prepetition provision for product claims	384,250	1,450,000
Line of credit, net of current portion	650,000	1,950,000
Convertible notes payable, net of current portion	2,800,000	-
Notes payable, net of current portion	5,780,520	5,761,144
Total liabilities	13,206,361	11,375,410
Commitments and contingencies		
Stockholders' equity (deficit)		
Preferred stock, $.0001 par value, 5,000,000 shares authorized; no shares issued and outstanding at December 31, 2021 or 2020	-	-
Common stock, $.0001 par value, 50,000,000 shares authorized; 26,552,395 and 25,784,320 at December 31, 2021 and 2020	2,655	2,578
Additional paid-in capital	34,983,771	34,934,966
Accumulated other comprehensive income	(19,663)	(15,197)
Retained earnings	(43,951,167)	(42,985,442)
Total stockholders' equity (deficit)	(8,984,404)	(8,063,095)
Total liabilities and stockholders' equity (deficit)	$ 4,221,957	$ 3,312,315

See independent auditors' report and accompanying notes to the financial statements.

-3-

TAMARACK AEROSPACE GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2021 and 2020

	2021	2020
Net revenue	$ 7,513,845	$ 4,049,299
Cost of sales	(3,310,555)	(1,974,958)
Gross profit	4,203,290	2,074,341
Operating expenses		
General and adminstrative	2,547,431	2,151,330
Research and development	1,851,425	970,045
Selling expenses	1,169,779	731,197
Depreciation and amortization	109,818	107,206
Total operating expenses	5,678,453	3,959,778
Operating loss	(1,475,163)	(1,885,437)
Other income (expenses)		
Interest expense	(496,428)	(443,075)
Forgiveness of PPP loans	744,498	-
Gain on settlement of prepetition liabilities	407,059	-
Interest income	-	9,767
Net loss before reorganization and income taxes	(820,034)	(2,318,745)
Reorganization items:		
Professional fees	145,691	222,155
Net loss before income taxes	(965,725)	(2,540,900)
Provision for income taxes	-	-
Net loss	(965,725)	(2,540,900)
Other comprehensive loss		
Foreign currency translation differences	(4,466)	(13,648)
Total comprehensive loss	$ (970,191)	$ (2,554,548)

See independent auditors' report and accompanying notes to the financial statements.

-4-

TAMARACK AEROSPACE GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2021 and 2020

| | Preferred Stock | | Common Stock | | Additional | Accumulated Earnings | Accumulated Other Comprehensive | |
	Shares	Amount	Shares	Amount	Paid-In Capital	(Deficit)	Income	Total
Balance, December 31, 2019	-	$ -	24,974,355	$ 2,497	$ 34,713,161	$ (40,444,542)	$ (1,549)	$ (5,730,433)
Stock-based compensation - options	-	-	-	-	197,587	-		197,587
Exercise of options	-	-	809,965	81	24,218	-	-	24,299
Net loss	-	-	-	-	-	(2,540,900)	(13,648)	(2,554,548)
Balance, December 31, 2020	-	-	25,784,320	2,578	34,934,966	(42,985,442)	(15,197)	(8,063,095)
Stock-based compensation - options	-	-	-	-	25,840	-	-	25,840
Exercise of options	-	-	768,075	77	22,965	-	-	23,042
Net loss	-	-	-	-	-	(965,725)	(4,466)	(970,191)
Balance, December 31, 2021	-	$ -	26,552,395	$ 2,655	$ 34,983,771	$ (43,951,167)	$ (19,663)	$ (8,984,404)

See independent auditors' report and accompanying notes to the financial statements.

TAMARACK AEROSPACE GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities		
Net loss	$ (965,725)	$ (2,540,900)
Adjustments to reconcile net income to net cash		
provided by used in operating activities:		
Depreciation and amortization	147,929	166,369
Stock-based compensation	25,840	197,587
Forgiveness of PPP loans	(362,800)	-
Gain on settlement of prepetition liabilities	(407,059)	-
(Increase) decrease in assets:		
Accounts receivable	(611,732)	(39,683)
Inventory	231,121	434,619
Prepaid expenses and other current assets	59,535	(194,902)
Increase (decrease) in liabilities:		
Accounts payable	162,698	213,598
Prepetition liabilities	-	(194,700)
Accrued expenses	143,304	39,593
Accrued interest	69,004	379,684
Warranty liability	(109,660)	(108,082)
Prepetition provision for CJ3 liability	(658,691)	(100,000)
Deferred revenue and customer deposits	(179,070)	650,170
Net cash used in operating activities	(2,455,306)	(1,096,647)
Cash flows from investing activities		
Purchase of property and equipment	(96,749)	(11,558)
Net cash used in investing activities	(96,749)	(11,558)
Cash flows from financing activities		
Proceeds from notes payable	2,023,225	362,500
Proceeds from convertible notes payable	2,800,000	-
Payments of notes payable	(1,000,000)	-
Net proceeds (payments) on line of credit	(650,000)	1,022,445
Proceeds from exercise of stock options	23,042	24,299
Net cash provided by financing activities	3,196,267	1,409,244
Effect of foreign exchange rates on cash	(4,466)	(13,648)
Net increase in cash and cash equivalents	639,746	287,391
Cash and cash equivalents at beginning of year	385,368	97,977
Cash and cash equivalents at end of year	$ 1,025,114	$ 385,368
Supplement Noncash Investing and Financing Activities		
Interest captialized as part of reorganization of debt	$ -	$ 1,498,165
Supplemental Disclosure		
Interest paid	$ -	$ -
Taxes paid	$ -	$ -

See independent auditors' report and accompanying notes to the financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Tamarack Aerospace Group, Inc. ("the Company") is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

Tamarack Aerospace Group, Inc. was incorporated on June 7, 2010 under the laws of the State of Washington, and is headquartered in Sandpoint, Idaho. The Company has developed, patented, and obtained Federal Aviation Administration (FAA) and European Aviation Safety Administration (EASA) certifications for Active Technology Load Alleviation System (ATLAS) winglets on the Cessna Citation CJ, CJ1, CJ1+, CJ2, CJ2+, CJ3, CJ3+, and M2. ATLAS winglet technology detects and alleviates wing stress and load when encountering abnormal gravitational forces, reducing the need for extensive and costly structural reinforcement of aircraft wings when installing winglets.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

On January 13, 2022, the Company executed a stock split in which each holder of one share of common stock will receive five shares of common stock. As part of the stock split, the Company applied a par value of $0.0001 to both preferred and common shares and increased the number of authorized shares to 5,000,000 and 50,000,000, respectively. All per share amounts in the financial statements and disclosures have been retrospectively adjusted to reflect the stock split.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Tamarack Aerospace, Ltd. All intercompany accounts and transactions have been eliminated in the consolidation process.

Foreign currency

The Company's functional currency is the United States Dollar and financial statement presentation is in United States Dollars. The Company's subsidiary, Tamarack Aerospace, LTD's functional currency is in Euro. The translation from Tamarack Aerospace, LTD's functional currency to United States Dollars for financial statement presentation resulted in foreign currency translation loss of $4,466 and $13,648, for the years ended December 31, 2021 and 2020, respectively.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

See independent auditors' report and accompanying notes to the financial statements.

-7-

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit for engineering sales. The Company generally requires full payment of contractual sales price for the purchase and installation of winglets prior to releasing the plane to the customer. On occasion, should the Company grant credit to a customer for a sales and installation of winglets, the Company will secure a mechanic's lien on the winglets. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

Management's evaluation of the collectability of trade receivables resulted in determining no allowance for doubtful accounts was necessary at either December 31, 2021 or 2020.

As of December 31, 2021 and 2020, 86% and 99% of receivables were from two customers, respectively.

Inventory

Inventories are valued at the lower of cost or net realizable value. Cost is determined based on average costs that approximates actual cost on a first-in, first-out basis. Inventory at year end consists of raw materials and finished products. Finished product includes the cost of raw material and direct labor. Indirect labor and other indirect manufacturing costs are allocated to inventory and cost of sales. The company records impairment reserves against inventory balances as deemed necessary. There were no impairment reserves recorded for the years ended December 31, 2021 and 2020.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, which ranges from 2 to 20 years. Expenditures for maintenance and repairs are expensed as incurred. The Company reviews assets for impairment whenever events or changes in circumstances have indicated the carrying amount of its assets might not be recoverable. At December 31, 2021 and 2020, no assets have been impaired.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life (20 years) of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2021 or 2020.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $49,143 and $125,216 for the years ended December 31, 2021 and 2020, respectively.

Research and development costs

The Company expenses internal and third-party research and development costs as incurred.

Shipping costs

Substantially all shipping and handling costs associated with outbound freight are included in cost of sales.

Product warranty

The Company warrants the ATLAS winglets will be free of defects in installation, design, material, and workmanship for a period of one-year from the date of installation. The Company accrues an amount to warranty liability and records a related expense in an amount of $3,000 per sale and installation of a set of ATLAS winglets.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I.   Identify the contract with a customer
II.   Identify the performance obligations in the contract
III. Determine the transaction price
IV.   Allocate the transaction price to the performance obligations in the contract
V.   Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue consists of sales and installations of winglets, and contracted engineering services. Revenue for sales and installations is recognized when the items are delivered to customers. The sole performance obligation is to complete the installation of the purchased winglets and is considered settled upon final electrical testing and notification that the customer's plane is ready for pick-up. Revenue for engineering services is recognized monthly at the time the Company has the right to bill for services provided. The Company has one long-term engineering contract in which the performance obligation is settled over time. Revenue is recognized on this contract using an output method based on the amount of costs incurred relative to the total estimated costs to complete the project. During 2021, this contract was canceled by the other party due to reasons internal to them and not related to the Company. Revenue is presented net of returns and discounts. Deposits received from customers prior to installation of winglets are recorded as deferred revenue until the installation is complete and the customer has been notified.

For the year ended December 31, 2021 and 2020, 9% and 16% of revenue was from one research and development customer, respectively.

Revenue consists of the following at December 31:

	2021	2020
Sales and installation	$ 6,235,809	$ 3,773,276
Engineering services	817,062	166,854
Research and devlopement contract	721,410	655,289
Other	139,118	125,358
Total gross revenue	7,913,399	4,720,777
Returns and allowances	(399,554)	(671,478)
Net revenue	$ 7,513,845	$ 4,049,299

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Stock compensation

The Company estimates the fair value of share-based payment awards using the Black-Scholes option-pricing model. Compensation expense is recognized for all share-based payment awards, generally over a service period of four years.

Income taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the consolidated financial statements and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets.

The Company adheres to the provisions of FASB ASC 740-10, *Income Taxes*, relating to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely that not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense.

Reclassification

Certain reclassifications have been made to the 2020 financial statement presentation to conform to the current year's format and incorporate the change in par value of authorize classes of stock resulting from the stock split. There was no change to net loss or ending stockholders' deficit as a result of these reclassifications.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The FASB issued this update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities to the balance sheet and disclosing key information about leasing arrangements. Following the adverse effects of the COVID-19 pandemic, the FASB issued ASU 2020-05, delaying the effective date of ASU 2016-02 to years beginning after December 15, 2021, although early adoption is permitted. Management is currently evaluating the effect the ASU will have on its financial statements and disclosures.

See independent auditors' report and accompanying notes to the financial statements.

-10-

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments -Credit Losses (Topic 326)*. The new standard requires financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The standard will be effective for the Company beginning January 1, 2023 with early application permitted. Management is currently evaluating the effect the ASU will have on its financial statements and disclosures.

The Company is not aware of any additional accounting standards updates that would have a material impact on the consolidated financial statements.

Note 2 – Inventory

Inventory consists of the following at December 31:

	2021	2020
Materials and supplies	$ 875,861	$ 1,169,173
Finished goods	266,692	204,501
Intangible assets, net	$ 1,142,553	$ 1,373,674

Note 3 – Property and Equipment

Property and equipment consists of the following at December 31:

	2021	2020
Shop equipment	$ 627,634	$ 608,392
Machinery and equipment	323,019	300,631
Vehicles	39,793	-
Leasehold improvements	23,691	8,365
	1,014,137	917,388
Accumulated depreciation	(899,988)	(848,407)
Property and equipment, net	$ 114,149	$ 68,981

For the years ended December 31, 2021 and 2020, the Company recognized depreciation expense of $51,581 and $70,021, respectively.

Note 4 – Intangibles

Intangible assets consists of the following at December 31:

	2021	2020
Intellectual property	$ 1,927,000	$ 1,927,000
Other intangible assets	568,000	568,000
	2,495,000	2,495,000
Accumulated amortization	(1,676,008)	(1,579,660)
Intangible assets, net	$ 818,992	$ 915,340

For both years ended December 31, 2021 and 2020, the Company recognized amortization expense of $96,348.

Note 5 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $43,951,167 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 6 – Line of Credit

In August 2019, the Company signed a secured line of credit promissory note with a related party which allows the Company to borrow up to $1,950,000. One third of the outstanding principal on the line of credit will be due and payable on the second and third anniversary of the note (August 2021 and August 2022), with the remainder of outstanding principal due on the fourth anniversary of the note (August 2023). The line of credit bears interest at 5.25% per annum, and will increase to 10% per annum if any amounts remain outstanding after the August 2023 maturity date. The line of credit is secured by certain patents and intellectual property of the Company.

During the years ended December 31, 2021 and 2020, the Company recognized interest expense on borrowings under the line of credit of $87,043 and $82,954, respectively.

Note 7 – Notes Payable

During 2016, the Company issued three convertible promissory notes to related parties. The notes all accrue interest at 10%. If the outstanding principal and accrued interest is not repaid in full by the maturity date, each lender may, at their option, convert the outstanding balance of their note, including any unpaid capitalized interest, into shares of common stock of the Company at a conversion price equal to $10 per share (prior to stock split). In March 2020, the Company had its Chapter 11 Plan of Reorganization approved and two of the outstanding convertible notes were reorganized into a single promissory note, which is no longer convertible into common shares of the Company (See Note 9). Additionally, as part of the approved Chapter 11 Plan of Reorganization plan, the outstanding convertible note with the Company's founder was reorganized into a new note, which is no longer convertible into common shares of the Company (See Note 9).

See independent auditors' report and accompanying notes to the financial statements.

-12-

The following table summarizes the terms of the outstanding promissory note:

	2021	2020
Note payable to a related party with an interest rate of 5.25%, until second anniversary in which it increases to 7%. Maturity date is March 2028. Interest only payments for two years, with annual payments thereafter. Secured by certain intellectual property.	$ 5,739,612	$ 5,739,612
Note payable to a related party. Maturity date is February 2022. Interest payments of $10,000 per month.	1,000,000	-
Note payable in the purchase of a vehicle. Interest rate of 3.34%. Maturity date is November 2021.	23,225	-
Business loan with the Company founder with an interest rate of 5.25%. Note is unsecured and maturity date is 30 days after the above note is repaid.	21,532	21,532
Paycheck Protection Program loan with an interest rate of 1%. Note is secured by property held by the Company and maturity date is April 18, 2022. Loan was forgiven in full in February 2021.	-	362,800
Total notes payable	6,784,369	6,123,944
Current portion of notes payable	(1,003,849)	(362,800)
Total notes payable, net of current portion	$ 5,780,520	$ 5,761,144

During 2021, the Company received a temporary loan of $1,000,000 from a related party that was received in January 2021 and was then repaid in March 2021, for a fee of $20,000, which was recorded as interest expense.

During February 2021, the Company executed an additional promissory note pursuant to the Paycheck Protection Program for proceeds of $376,500. Also, in February 2021 and September 2021, the Company had $362,800 and $376,500 of Paycheck Protection Program loans forgiven, respectively.

Future minimum payments for each of years ended December 31 are as follows:

2022	$ 1,003,849
2023	721,322
2024	960,473
2025	960,473
2026	960,473
Thereafter	2,177,779
	$ 6,784,369

During the years ended December 31, 2021 and 2020, the Company recorded interest expense of $302,457 and $419,813, respectively.

Years Ended December 31, 2021 and 2020

Note 8 – Convertible Notes

At December 31, 2020 and 2020, convertible notes payable consisted of the following:

	2021	2020
Convertible note payable to a related party with an interest rate of 5%. Maturity date is July 2026.	$ 1,000,000	$ -
Convertible note payable to a related party with an interest rate of 5%. Maturity date is March 2026.	1,000,000	-
Convertible note payable to a related party with an interest rate of 5%. Maturity date is August 2026.	800,000	-
Total convertible notes payable	2,800,000	-
Current portion of convertible notes payable	-	-
Total convertible notes payable, net of current portion	$ 2,800,000	$ -

The convertible notes convert into shares of the Company's common stock upon: (1) the Company closing an initial public offering, (2) a qualified financing yielding gross proceeds of at least $10,000,000, or (3) upon maturity.

Note 9 – Risks, Uncertainties, and Contingencies

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Bankruptcy Proceedings

The Company applied the guidance in ASC852: *Reorganizations,* as it pertains to the bankruptcy proceedings discussed above. There were no discontinued operations or change in ownership structure of the Company resulting from the bankruptcy and as such 'fresh start reporting' is not necessary and comparative financial statements are presented.

In mid-2019, the Company was subject to several grounding claims resulting from an April 2019 no-injury, no-damage incident in the United Kingdom (UK) that was reported to the European Aviation Safety Agency (EASA) and subsequently to the U.S. Federal Aviation Administration (FAA) through a bilateral agreement between the two agencies. The April 2019 incident had followed a November 2018 fatal accident that occurred in Indiana involving an aircraft equipped with Tamarack winglets. Taking both events into consideration, EASA cautiously issued an Airworthiness Directive (AD) in April 2019 that grounded all Company-equipped aircraft in Europe and then FAA followed suit in May 2019 in the United States to allow the safety agencies to investigate the no-injury, no-damage incident that occurred in the UK.

After the investigation, the FAA and EASA found that the Company's Service Bulletins, issued prior to the incident, were sufficient to address the safety concern and no further action was required on the part of the Company. The grounding impacted 91 customers, lasting three months in Europe and two months in the US, both being resolved in mid-July 2019. The negative impact of the 2019 grounding temporarily resulted in a steep reduction in sales of new winglets and led to the Company filing for Chapter 11 bankruptcy in June 2019. The Company submitted a reorganization plan that was approved in March 2020. The Company emerged from Chapter 11 in August of 2021.

The following are the effects of the approved plan on matters impacting the financial statements:

- In December 2019, as part of the approved plan the Company sold its Cirrus SR-22 Aircraft for proceeds of $80,500 and recognized a loss on disposal of $44,387.
- Prepetition liabilities, which represent valid claims against the Company prior to filing petition for protection under Chapter 11 bankruptcy code, were identified by the Company and recorded and the expected amount of the allowed claim. These liabilities include the following and are recorded as separate line items on the balance sheets:
  - $173,947 of operating payables,
  - $1,550,000 provision for product claims (See 'Provisions for product claims below),
  - $20,753 of accrued PTO, unreimbursed expense, and other accruals.
- For two outstanding convertible notes to entities related through common ownership, the principal and outstanding interest was reorganized into a single note totaling $5,739,612 of note principal with a maturity date 8 years from the date of the approved plan, and bearing interest at 5.25% per annum, until the second anniversary when the interest increases to 7% per annum. The Company will make Interest only payments for two years, and then principal and interest payments due quarterly from the third anniversary through maturity. As part of the reorganization, the principal and accrued interest is no longer convertible into common shares of the Company. Prior to reorganization, the two notes were due in 2019, carried interest at 10% per annum, and were convertible into common shares at a rate of $10 per share.
- For the single outstanding convertible note to the Company's founder, principal and outstanding interest was organized into a note totaling $21,532, and the interest rate was amended to 5.25% per annum (from 10% per annum), the maturity date changed to 30 days from the date the above note is paid in full, and the conversion feature removed.
- Warranty, grounding, and wrongful death claims identified (see below), the plan affirms that those claims are allowable to the extent of the insurance coverage held by the Company.

At December 31, 2021, there is a single subrogation claim outstanding that was not adjudicated in the above approved reorganization plan that is related to the 2020 wrongful death case. The matter is in its early stages and the Company asserts that this claim is subject to the same insurance coverage as noted above and will not result in an obligation of the Company, even in the remote event of an unfavorable outcome.

On November 3, 2021, the National Transportation Safety Board (NTSB) issued a final report on the 2018 fatal incident, concluding that the Company's winglet system was the probable cause of the crash. The Company strongly disagrees with the finding and is in the process of challenging the conclusion of the report.

See independent auditors' report and accompanying notes to the financial statements.

-15-

Provision for product claims

During April and May 2018, unrelated to and well before the fleet grounding, Company was notified that the CJ3 ATLAS winglets for the Cessna Citation CJ3 airframe were potentially restricting some CJ3 models from reaching their MMO or max speed limits for extended periods of time. As a result, the Company suspended sales and installation of the CJ3 winglets until additional engineering analysis and assessment was completed. The Company determined that conditions existed for an accrual of a warranty loss contingency directly related to the CJ3 ATLAS winglets. Accordingly, the Company recorded an estimated loss contingency of $1,550,000 and a corresponding amount was charged to operations in 2018. As the Company provides required services to address the issue noted above, those costs are charged against the liability. Subsequently, the early 2018 warranty claims have been addressed in the Chapter 11 Bankruptcy plan, and an undetermined amount of these claims are expected to be addressed by the Company's grounding insurance.

The following is a reconciliation of activity impacting the provision during the years ended:

	2021	2020
Provision for CJ3, beginning of year	$ 1,450,000	$ 1,550,000
Additions	-	-
Gain on settlement	(407,059)	-
Costs incurred	(658,691)	(100,000)
Provision for CJ3, year end	$ 384,250	$ 1,450,000

The Company did not charge any additional costs to operations resulting from matters related to this provision in either year ended December 31, 2021 or 2020.

Note 10 – Warranty and Product Replacement Provision

Changes in the Company's warranty and product replacement provision are as follows:

	2021	2020
Warranty liability, beginning of year	$ 187,660	$ 295,742
Obligations fulfilled	(187,660)	(174,082)
Provision for sales during the year	78,000	66,000
Warranty liability, end of year	$ 78,000	$ 187,660

Note 11 – Operating Leases

The Company leases certain real property and equipment under operating leases which expire between September 2023 and June 2025, with monthly payments ranging from approximately $3,045 to $9,286. Rent expense on these leases was $202,147 and $153,830, respectively.

Future minimum payments related to this lease for the years ended December 31 are as follows:

2022	$	182,505
2023		176,865
2024		144,495
2025		59,124
2026		-
Thereafter		-

Note 12 – Common Stock

At both December 31, 2021 and 2020, the Company has 50,000,000, $0.0001 par value, shares of common stock authorized, with 26,552,395 and 25,784,320 shares issued and outstanding, respectively. During the years ended December 31, 2021 and 2020, the Company issued 768,075 and 809,965 shares of common stock for the exercise of stock options.

Note 13 – Preferred Stock

The Company has 5,000,000, $0.0001 par value shares of preferred stock authorized at both December 31, 2021 and 2020. There were no issuances of preferred shares in the years ended December 31, 2021 or 2020. At both December 31, 2021 and 2020, the Company had no preferred shares issued and outstanding.

The preferred stock is senior to the rights of the common stock in the event of liquidation, dissolution, or winding up of the Company, and shall be entitles to vote or consent together with the holders of the shares of common stock, as a single class, on all matters on which holders of common stock are entitles to vote or consent, with each share of preferred stock voting on an as-if-converted to common stock basis.

Each share of preferred stock is convertible, at the option of the holder, at any time into common stock, at an initial conversion price of $10 (prior to stock split). The conversion price will be adjusted from time to time based on certain events. Upon approval by the preferred stock shareholders all shares of preferred stock will be automatically converted into common stock by the conversion price then in effect.

Preferred stock accrues cumulative dividends at 8% annually, paid as authorized by the Board of Directors. No dividends were accrued for during the years ended December 31, 2021 or 2020, as there was no preferred stock issued or outstanding.

Note 14 – Stock Options and Warrants

During 2010, the Company executed the 2010 Stock Plan, and was amended in 2017, which reserved 4,810,000 common shares to be issued in the form of shares, restricted shares, or stock options. The 2010 Stock Plan terminated in November 2020 and during 2021 the Company adopted the 2021 Equity Incentive Plan. The 2021 Equity Incentive Plan reserved 2,000,000 shares. During the years ended December 31, 2021 and 2020, the Company issued 590,260 and 3,706,590 stock options, respectively, pursuant to the plans. At December 31, 2021 and 2020, there were vested stock options of 2,718,810 and 2,246,625, respectively.

The Company utilizes the Black-Scholes Option Pricing model to value the share price of the Company's common stock, resulting in stock-based compensation expense associated with vesting options of $25,840 and $197,587 as of December 31, 2021 and 2020, respectively.

The inputs placed into the option model for new options issued in 2021 and 2020 were as follows:

- Stock price: $0.03 - $0.068
- Exercise price: $0.03 - $0.068
- Term: 2 – 6 years
- Volatility: 60% - 65%
- Rate of dividends: $0
- Discount rate: 0.34% - .041%
- Forfeiture rate: 10%

Stock compensation expense was classified in the consolidated statements of operations as follows for the years ended December 31:

	2021	2020
Research and development	$ -	$ 96,911
General and administrative	25,840	100,676
	$ 25,840	$ 197,587

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2019	2,018,250	$ 1.61	5.4
Granted	3,706,590	0.03	10.0
Expired/Forfeited	(2,018,250)	1.61	5.4
Exercised	(809,965)	0.03	10.0
Outstanding December 31, 2020	2,896,625	$ 0.03	9.9
Granted	590,260	0.07	10.0
Expired/Forfeited	-	-	-
Exercised	(768,075)	0.03	4.4
Outstanding December 31, 2021	2,718,810	$ 0.04	9.1

Note 15 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

See independent auditors' report and accompanying notes to the financial statements.

-18-

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection. The Company is also required to file taxes in the State of Oregon.

The Company currently has a tax net operating loss of approximately $30,200,000 for which it may receive future tax benefits. However, as of December 31, 2021, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

The effects of temporary differences and carryforward that give rise to deferred taxes are as follows at December 31:

	2021	2020
Deferred tax assets		
Net operating loss carryforwards	$ 8,008,874	$ 8,628,627
Federal and state tax credits	284,903	354,135
Stock based compensation	550,395	560,913
Contingent liability	101,790	384,112
Total gross deferred tax assets	8,945,962	9,927,787
Deferred tax liabilities		
Property and equipment	60,992	91,538
Identified intangibles	74,521	51,046
Total gross deferred tax liabilities	135,513	142,584
Net deferred tax assets	8,810,449	9,785,203
Less valuation allowance	(8,810,449)	(9,785,203)
Net deferred tax assets	$ -	$ -

Note 16 – Subsequent Events

Management has evaluated subsequent events through April 22, 2022, which is the date these financial statements were available to be issued.

As noted above, on January 13, 2022, the Company executed a 1-for-5 stock split and increased the authorized preferred and common shares of stock to 5,000,000 and 50,000,000, respectively.

The Company amended maturity date of the $1,000,000 note payable. The note is now payable in installments equal to the schedule of payments to be received in the settlement agreement described below. As of the date of the report, $520,000 of the principal has been paid. The remaining payments are as follows:

- $260,000 on July 10, 2022
- $260,000 on October 10, 2022

See independent auditors' report and accompanying notes to the financial statements.

-19-

On March 5, 2022, the Company authorized a Regulation D offering to raise up to $15,000,000 through the issuance of common stock to accredited investors.

On March 9, 2022, the Company executed a promissory note for total proceeds of $500,000. The note matured on April 9, 2022, at which time the Company will pay the outstanding principal and accrued interest of $10,000. Prior to maturity, the maturity date of the promissory note was extended 60 days.

On March 10, 2022, the Company was advanced $20,000 to be used in advertising and promotion services for the Company's upcoming Regulation CF capital raise.

On March 18, 2022, the Company issued 23,483 shares of common stock for proceeds of $62,903 pursuant to the ongoing Regulation CF capital raise.

On March 28, 2022, the Company reached a settlement in a dispute with a customer party to a research and development contract. Pursuant to the settlement agreement the Company will receive $1,040,000 payable in three installments:

- $520,000 on April 1, 2022; which has been received by the Company
- $260,000 on July 1, 2022
- $260,000 on October 1, 2022

In April 2022, the Company issued 125,000 shares of common stock for proceeds of $500,000 in connection with the ongoing Regulation D capital raise.

In March and April 2022, the Company issued 222,970 share of common stock for exercised options, receiving total proceeds of $14,592.

CERTIFICATION

I, Nicholas Guida, Principal Executive Officer of Tamarack Aerospace Group, Inc., hereby certify that the financial statements of Tamarack Aerospace Group, Inc. included in this Report are true and complete in all material respects.

Nicholas Guida

Chairman